UNITED STATES

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 1-U

Current Report Pursuant to Regulation A

Date of Report (Date of earliest event reported) October 31, 2023

Naqi Logix Inc.
(Exact Name of Registrant as Specified in Charter)

British Columbia, Canada	99-1369960
(State or Other Jurisdiction of Incorporation or Organization)	(I.R.S. Employer Identification No.)

Suite 1400 - 1040 W Georgia Street

Vancouver, British Columbia, Canada V6E 4H1

(Full mailing address of principal executive offices)

(888) 627-4564

(Issuer's telephone number, including area code)

Common Stock

(Title of each class of securities issued pursuant to Regulation A)

Item 7. Departure of Certain Officers

Resignation of Chief Operating Officer

As of October 31, 2023, Osman Sinan Tumer has resigned from the position of Chief Operating Officer of Naqi Logix Inc. (the "Company"). The Company will not seek to replace the Chief Operating Officer position at this time, but will continue ongoing assessments of its team composition and structure, and bring on relevant team members as needed.

Mr. Tumer will transition to an advisory role to further support the Company, on an as needed basis.

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report on Form 1-U to be signed on its behalf by the undersigned, thereunto duly authorized.

Naqi Logix Inc.

By:	/s/ Mark Godsy
Name:	Mark Godsy
Title:	Chief Executive Officer and Director

Date:	November 3, 2023